Aspire Biopharma Holdings, Inc.

23150 Fashion Drive, Suite 232

Estro, FL 33928

Tel: (908) 987-3002

April 13, 2026

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F. Street, N.E.

Washington, D.C. 20549

Attention: Mr. Tim Buchmiller

Re: Aspire Biopharma Holdings, Inc. Registration Statement on Form S-1 File No. 333-293515

Ladies and Gentlemen:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, the undersigned respectfully requests that the effective date for the Registration Statement referred to above be accelerated so that it will be declared effective at 5:00 p.m., Eastern Time on Tuesday, April 14, 2026, or as soon thereafter as practicable.

Please contact Arthur S. Marcus, Esq. of Sichenzia Ross Ference Carmel LLP at (516) 459-9161, as soon as the Registration Statement has been declared effective, or if you have any other questions or concerns regarding this matter.

Very truly yours,

Aspire Biopharma Holdings, Inc.

By:	/s/ Ernest Scheidemann
Ernest Scheidemann
Chief Financial Officer